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Exhibit 5.1
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MedQuist Inc. - 2002 Second Quarter Conference Call:
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         Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is David Cohen and I am the Chairman, President and Chief Executive Officer of the Company. Also on the call today are Brian Kearns, our Chief Financial Officer, and John Suender, our General Counsel.

         I first would like to make a brief opening statement and then open the call to your questions and comments.

         By now everyone should have received a copy of our earnings release or have had the opportunity to review the information distributed by the wire services.

         As indicated in our press release, MedQuist generated solid results during the second quarter of 2002, despite the additional technology development expense associated with our roll out of the digital platform and the reorganization efforts required for our integration of Lernout & Hauspie's medical transcription division. MedQuist delivered 16% year over year revenue growth and more than 24% operating income growth in the second quarter as a result of disciplined business practices.

         In November of last year, MedQuist acquired Lernout & Hauspie's medical transcription division and identified plans to integrate this business. We are currently on track to fully integrate this acquisition over the next 18-months and bring L&H transcription operations up to MedQuist performance levels of high teens pretax margins.

         During the second quarter, MedQuist acquired one small reimbursement coding operations in Louisville, Kentucky. This small acquisition is another step towards executing our goal of being the leading provider of reimbursement coding services in the United States.

         On July 1st, MedQuist completed the acquisition of Lanier Healthcare, one of the nation's leading providers of digital dictation products and services for the healthcare market. Lanier Healthcare's distribution channel, customer service infrastructure and technology capabilities are a perfect complement to MedQuist's medical document management service offerings.

         Lanier Healthcare has a deep and loyal hospital client base, 250 customer service technicians and 65 professional sales representatives located throughout the country. Lanier has an experienced and talented senior management team and we're very excited to have them join the MedQuist team. The Lanier Healthcare acquisition will enhance MedQuist's dictation, transcription and coding suite of solutions and immediately increase the value we bring to our hospital customer base.

         Also on July 1st, MedQuist increased our investment in A-Life Medical, a West Coast technology start-up. A-Life is currently reported as a $6 million investment in the "other assets" line item of our balance sheet. We believe A-Life's Natural Language Processing technology will not only help our coding division, but will give us access to valuable healthcare data that will be important for improved patient care in the future. We will continue to revisit the appropriate recording of the investment value of this business on a quarterly basis.

         Other than the significant amount of time spent by our management team working on these two July 1st transactions, neither the most recent A-Life investment nor the Lanier acquisition had any accounting effect on the second quarter results.

         MedQuist continues to deliver on our strategic plan, which is positioning our company for profitable growth well into the future. We remain comfortable with our prior guidance of 15% year over year earnings growth.


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         In conclusion, we believe the second quarter 2002 financial performance demonstrates that MedQuist continues to make progress on our long-term strategy for growth. Development of our new platform is on schedule and we have begun our first beta test for our automated coding process. MedQuist will continue to move forward in our strategic transition to a full service medical document management company, which we believe will result in profitable growth and increased shareholder value in future years.

         Over the last several weeks, we have all witnessed significant volatility in the capital markets that has likely caused many sleepless nights for investors. Although we are always optimistic and continue to plan for even better returns in the future, we are also confident that MedQuist's current financial results continue to demonstrate our disciplined business practices. Investors should be confident that MedQuist management continues to work hard to deliver recurring earnings, consistent cash flow and best in class return on equity for our investors.

         At this time I would like to turn it over to Brian Kearns for a review of our financial results.

         Thank you David and good morning everyone.

         For the second quarter:

         MedQuist generated revenue of $113.6 million and EBITDA of $25.9 million or 22.8% of revenue. Operating income was $19.9 million and earnings per share were $0.33, up 15% compared to the same period last year.

         At June 30, 2002, MedQuist had $158 million in working capital including over $107 million in cash. Accounts receivable were $77 million and DSO decreased to 62 days, a decrease of two days from last quarter and the lowest level since 1998, continuing our trend of improved collections. The Company had roughly $1 million of debt and shareholders equity was $389 million.

         At this time I will turn the presentation over to John Suender, MedQuist's General Counsel.

         During the conference call management will make forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws, such as market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from these forward-looking statements is set forth in our periodic reports filed with the SEC, including our Form 10-Q's and Form 10-K for the year ended December 31, 2001 and our form 8-K filed in relation to today's call.

         At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.